Steve Madden Announces Fourth Quarter and Full Year 2016 Results and Provides Initial Fiscal Year 2017 Sales and EPS Guidance
LONG ISLAND CITY, N.Y., February 28, 2017 - Steve Madden (Nasdaq: SHOO), a leading designer and marketer of fashion footwear and accessories for women, men and children, today announced financial results for the fourth quarter ended December 31, 2016, and provided initial fiscal year 2017 sales and EPS guidance.
For the Fourth Quarter 2016:

•	Net sales decreased 2.3% to $336.4 million compared to $344.3 million in the same period of 2015.

•	Gross margin expanded 260 basis points to 38.7% as compared to 36.1% in the same period last year.

•	Operating expenses as a percentage of sales were 27.4% compared to 25.7% of sales in the same period of 2015.

•	Operating income totaled $39.6 million, or 11.8% of net sales, compared with operating income of $38.7 million, or 11.2% of net sales, in the same period of 2015.

•	Net income was $28.7 million, or $0.49 per diluted share, compared to $25.7 million, or $0.43 per diluted share, in the prior year's fourth quarter.

Edward Rosenfeld, Chairman and Chief Executive Officer, commented, “We are pleased to have delivered solid earnings results in the fourth quarter, with EPS at the high end of our guidance range, despite a challenging retail environment. While overall sales declined modestly due primarily to softness in our private label footwear and cold weather accessories businesses, we had outstanding top line growth in our core Steve Madden Women’s wholesale business, and we also achieved strong gross margin improvement in both the wholesale footwear and wholesale accessories segments. As we look ahead, while we are cautious about the overall environment, we are pleased with the momentum in our core business and confident we can drive top and bottom line growth in 2017 and beyond.”
Fourth Quarter 2016 Segment Results
Net sales for the wholesale business were $251.5 million in the fourth quarter of 2016 compared to $265.0 million in the fourth quarter of 2015. Sales declines in private label footwear, cold weather accessories and the international business were partially offset by strong growth in the Steve Madden Women’s division. Gross margin in the wholesale business increased to 31.4% compared to 28.2% in last year’s fourth quarter driven by strong improvement in both the wholesale footwear and wholesale accessories segments.
Retail net sales in the fourth quarter were $84.9 million compared to $79.3 million in the fourth quarter of the prior year. Same store sales increased 1.1% for the fourth quarter. Retail gross margin decreased to 60.5% in the fourth quarter of 2016 compared to 62.3% in the fourth quarter of 2015 due to the decision to proactively clear through slower-moving product, primarily casual boots and booties, as well as the negative impact of a stronger US dollar on the Company’s international business.

During the fourth quarter, the Company opened two full price stores and one outlet location. The Company ended the quarter with 189 company-operated retail locations, including four Internet stores.
The effective tax rate for the fourth quarter of 2016 was 28.5% compared to 34.1% in the fourth quarter of the prior year.
Full Year Ended December 31, 2016
For the full year ended December 31, 2016, net sales decreased 0.4% to $1.40 billion from $1.41 billion in the prior year.
Net income was $120.9 million, or $2.03 per diluted share, for the year ended December 31, 2016, compared to net income of $112.9 million, or $1.85 per diluted share, for the year ended December 31, 2015. Net income in 2015 included an after-tax net benefit of $2.0 million related to early lease termination of the Company’s 5th Avenue store location as well as an after-tax loss of $2.0 million related to the partial impairment of the Company’s Wild Pair trademark.
Balance Sheet and Cash Flow
During the fourth quarter of 2016, the Company repurchased 515,837 shares of the Company’s common stock for approximately $19.6 million, which includes shares acquired through the net settlement of employee stock awards.
As of December 31, 2016, cash, cash equivalents, and current and non-current marketable securities totaled $236.2 million.
Company Outlook
For fiscal year 2017, the Company expects that net sales will increase 8% to 10% over net sales in 2016. Diluted EPS for fiscal year 2017 is expected to be in the range of $2.12 to $2.18.
Conference Call Information
Interested stockholders are invited to listen to the fourth quarter earnings conference call scheduled for today, February 28, 2017, at 8:30 a.m. Eastern Time. The call will be broadcast live over the Internet and can be accessed by logging onto http://www.stevemadden.com. An online archive of the broadcast will be available within one hour of the conclusion of the call and will be accessible for a period of 30 days following the call. Additionally, a replay of the call can be accessed by dialing 1-844-512-2921 (U.S.) and 1-412-317-6671 (international) (international), passcode 7159169, and will be available until March 28, 2017.
About Steve Madden
Steve Madden designs, sources and markets fashion-forward footwear and accessories for women, men and children. In addition to marketing products under its own brands including Steve Madden®, Dolce Vita®, Betsey Johnson®, Report®, Big Buddha®, Brian Atwood®, Cejon®, Blondo® and Mad Love®, Steve Madden is the licensee of various brands, including Superga® for footwear in North America. Steve Madden also designs and sources products under private label brand names for various retailers. Steve Madden's wholesale distribution includes department stores, specialty stores, luxury retailers, national chains and mass merchants. Steve Madden also operates 189 retail stores (including Steve Madden's four Internet stores). Steve Madden licenses certain of its brands to fourth parties for the marketing and sale of certain products, including for ready-to-wear, outerwear, intimate apparel, hosiery, jewelry, luggage and bedding and bath products. For local store information and the latest Steve Madden booties, pumps, men’s and women’s boots, dress shoes, sandals and more, visit http://www.stevemadden.com/
Safe Harbor
This press release and oral statements made from time to time by representatives of the Company contain certain “forward looking statements” as that term is defined in the federal securities laws. The events described in forward looking statements may not occur. Generally, these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of the Company's plans or strategies, projected or anticipated benefits from acquisitions to be made by the Company, or projections involving anticipated revenues, earnings or other aspects of the Company's operating results. The words "may," "will," "expect," "believe," "anticipate," "project," "plan," "intend," "estimate," and "continue," and their opposites and similar expressions are intended to identify forward looking statements. The Company cautions you that these statements concern current expectations about the Company’s future results and condition and are not guarantees of future performance or events and are subject to a number of uncertainties, risks and other influences, many of which are beyond the Company's control, that may influence the accuracy of the statements and the projections upon which the statements are based. Factors which may affect the Company's results include, but are not limited to, the risks and uncertainties discussed in the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission. Any one or more of these uncertainties, risks and other influences could materially affect the Company's results of operations and financial condition and whether forward looking statements made by the Company ultimately prove to be accurate and, as such, the Company's actual results, performance and achievements could differ materially from those expressed or implied in these forward looking statements. The Company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

STEVEN MADDEN, LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS DATA
(In thousands, except per share amounts)

	Three Months Ended		Twelve Months Ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015

Net sales	$336,408	$344,250	$1,399,551	$1,405,239
Cost of sales	206,180	220,053	877,568	904,747
Gross profit	130,228	124,197	521,983	500,492
Commission and licensing fee income, net	1,529	2,959	11,884	16,647
Operating expenses	92,117	88,456	364,691	342,446
Impairment charge	—	—	—	3,045
Income from operations	39,640	38,700	169,176	171,648
Interest and other income, net	707	547	1,824	818
Income before provision for income taxes	40,347	39,247	171,000	172,466
Provision for income taxes	11,514	13,382	49,726	58,811
Net income	28,833	25,865	121,274	113,655
Net income attributable to noncontrolling interest	85	139	363	717
Net income attributable to Steven Madden, Ltd.	$28,748	$25,726	$120,911	$112,938

Basic income per share	$0.51	$0.44	$2.12	$1.91
Diluted income per share	$0.49	$0.43	$2.03	$1.85

Basic weighted average common shares outstanding	56,428	58,186	57,109	58,997
Diluted weighted average common shares outstanding	58,902	60,028	59,556	61,142

STEVEN MADDEN, LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In thousands)

	As of
	December 31, 2016	December 31, 2015
	(Unaudited)
Cash and cash equivalents	$126,115	$72,414
Marketable securities (current & non current)	110,054	120,889
Accounts receivables, net	200,958	198,384
Inventories	119,824	102,080
Other current assets	56,264	53,675
Property and equipment, net	72,381	72,010
Goodwill and intangibles, net	280,097	286,855
Other assets	7,354	8,078
Total assets	$973,047	$914,385

Accounts payable	$80,584	$79,790
Contingent payment liability (current & non current)	7,948	24,775
Other current liabilities	94,595	78,246
Other long term liabilities	48,848	52,911
Total Steven Madden, Ltd. stockholders' equity	740,867	678,404
Noncontrolling interest	205	259
Total liabilities and stockholders' equity	$973,047	$914,385

STEVEN MADDEN, LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED CASH FLOW DATA
(In thousands)

	Twelve Months Ended
	December 31, 2016	December 31, 2015

Net cash provided by operating activities	$153,604	$135,963

Investing Activities
Purchases of property and equipment	(15,897)	(19,459)
Acquisitions, net of cash acquired	—	(9,129)
Sales (purchases) of marketable securities, net	11,764	(5,538)
Repayment of notes receivable	249	466
Net cash used in investing activities	(3,884)	(33,660)

Financing Activities
Common stock share repurchases for treasury	(86,005)	(135,637)
Purchase of noncontrolling interest	(3,759)	—
Payment of contingent liability	(16,402)	(6,270)
Proceeds from exercise of stock options	10,713	21,301
Tax benefit from the exercise of stock options	—	10,510
Net cash used in financing activities	(95,453)	(110,096)

Effect of exchange rate changes on cash and cash equivalents	(566)	(1,243)

Net increase (decrease) in cash and cash equivalents	53,701	(9,036)

Cash and cash equivalents - beginning of period	72,414	81,450

Cash and cash equivalents - end of period	$126,115	$72,414

Contact
ICR, Inc.
Investor Relations
Jean Fontana/Megan Crudele
203-682-8200
www.icrinc.com